FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









HSBC EXTENDS TIMETABLE FOR KOREA ACQUISITION

HSBC and Lone Star have agreed to extend, until 31 July 2008, the deadline for completion of HSBC's proposed acquisition of 51.02 per cent of Korea Exchange Bank ('KEB'), the sixth largest bank in Korea, subject to regulatory approval.

On 3 September 2007, HSBC Holdings plc announced that its indirect, wholly-owned subsidiary, HSBC Asia Pacific Holdings (UK) Limited ('HSBC Asia') had entered into a conditional agreement to acquire 51.02 per cent of the issued share capital of KEB from LSF-KEB Holdings SCA ('Lone Star').

The parties have now agreed to extend the deadline for completion of this transaction (the 'long-stop date') from 30 April to 31 July 2008. Both parties have also agreed that if approval from Korea's Financial Services Commission ('FSC') is obtained during the duration of this agreement, then the long-stop date deadline for completing the acquisition will be extended by two months after the date of FSC approval. The acquisition agreement already provides that either HSBC Asia or Lone Star may terminate the acquisition agreement if completion has not occurred on or before the long-stop date (which has been amended as referred to above). HSBC Asia and Lone Star have agreed further that either of them may terminate the acquisition agreement by giving notice between 1-7 July 2008 inclusive, but no such notice may be given if FSC approval has already been obtained.

Stephen Green, Group Chairman, HSBC Holdings plc, said: "This is a particularly exciting time for Korea, Asia's third largest economy, especially given the government's stated desire to create a truly global market, building on its already strong economic links to China, Japan, the EU and the US.

"The proposed transaction is entirely in line with our stated strategy to focus on high growth economies and I continue to be of the view that it is in the best interest of all KEB stakeholders and of HSBC."

The purchase price remains as per the original agreement. Accordingly, adjusting for a dividend of KRW700 per share declared and paid in respect of KEB's 2007 annual results, the purchase price is KRW3,170 billion plus US$2,833 million, amounting in total to the equivalent (at the exchange rate on Friday 25 April, 2008 of US$1.00 = KRW995.28) of approximately US$6,018 million, payable in cash. In the event that any further dividend is paid by reference to a record date prior to completion of the acquisition, the purchase price will be further reduced accordingly.

Under a shareholders' agreement with Lone Star, The Export-Import Bank of Korea ('KEXIM') is entitled to require HSBC Asia to purchase, on substantially the same terms, part or all of its shareholding in KEB. KEXIM's entire shareholding represents a further 6.25 per cent of the issued share capital of KEB.

As originally announced, HSBC Asia does not intend to make a tender offer to KEB's remaining shareholders and, following completion of the acquisition, KEB will remain a company listed on the Korea Exchange.

Sandy Flockhart, Chief Executive of The Hongkong and Shanghai Banking Corporation Limited, said: "HSBC has a long history in Korea and this transaction will reinforce our position both in the country and as Asia's number one international bank. HSBC intends to make a full contribution to the further development of the financial services industry in Korea and we remain optimistic that we can complete this transaction as soon as possible."

Save for the amendments referred to in this announcement, no other material changes to the acquisition agreement have been agreed between HSBC Asia and Lone Star.


Notes to editors:

1. HSBC in Korea
HSBC has had a continuous presence in Korea for over 110 years. It first entered the Korean market in 1897 in Jemulpo (Incheon), and returned in 1982 by opening a branch in Busan. Today, HSBC has 11 branches and five commercial banking centres, employing over 1,350 people. HSBC is one of the largest investors amongst foreign banks in Korea. Total assets of HSBC Korea are KRW17,904 billion as of 31 December 2007.

2. HSBC Holdings plc
The HSBC Group is one of the largest banking and financial services organisations in the world. The Group had around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa, serves over 128 million customers and has assets of US$2,354 billion as of 31 December 2007. With listings on the London, Hong Kong, New York, Paris and Bermuda stock exchanges, shares in HSBC are held by about 200,000 shareholders in over 100 countries and territories. The shares are traded on the New York Stock Exchange in the form of American Depositary Shares.

3. Lone Star
LSF-KEB Holdings SCA is a Belgian incorporated holding company which holds 329,042,672 shares in KEB. It is controlled by the general partner of Lone Star Fund IV (US) LP, and its ultimate investors include the investors in Lone Star Fund IV (US) LP and other institutional investors. Lone Star Funds is a family of private investment limited partnerships established to facilitate investment by a group of investors into financial and other assets.



 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 April, 2008